Filed by Pacific Oak Strategic Opportunity REIT, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934 , as amended

Subject Company: Pacific Oak Strategic Opportunity REIT II, Inc.
Commission File No.: 000-55424

The following telephonic scripted messages are being communicated to stockholders of Pacific Oak Strategic Opportunity REIT II, Inc.

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AUTOMATED ANSWERING MACHINE MESSAGE

Hello, we are calling with an important message on behalf of Pacific Oak Strategic Opportunity REIT II, Inc. You should have received proxy materials in the mail concerning the Special Meeting of Stockholders to be held on October 1, 2020.

Your participation is very important. To vote over the telephone, call toll-free at 1-888-709-1302 and a proxy voting specialist will assist you with voting your shares. Specialists are available Monday through Friday, 9:00am to 6:00pm Eastern Time. Voting takes just a few moments and will benefit all stockholders. Thank you for your prompt attention to this matter.

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INBOUND SCRIPT

GREETING:

Thank you for calling the Pacific Oak Strategic Opportunity REIT II, Inc. proxy information line.

My name is _____________; may I have your name please?

Thank you Mr./Ms._____________. Are you calling regarding the upcoming Special Stockholder meeting?

IF YES:

The Board of Directors recommends a vote “FOR” all the Proposals

Would you like to vote along with the recommendations of your Board?

IF YES: Thank you. For the record, would you please state your full name and mailing address?

Again, my name is _____________, a proxy voting specialist on behalf of Pacific Oak Strategic Opportunity REIT II, Inc.

Today’s date is _____________ and the time is _____________ Eastern Time.

Mr. /Ms. _____________, I have recorded your vote, in accordance with the Board’s recommendation. We will be mailing you a written confirmation of your vote within 72 hours.

If you wish to make any changes you may contact us by calling 1-888-709-1302. Thank you very much for your participation and have a great day/evening.

IF NO TO VOTING WITH THE BOARD’S RECOMMENDATIONS:

How would you like to cast your vote on the proposals? You may vote for, against or abstain on the proposals.

Proposal 1:

1.

A proposal to approve the merger (the “Merger”) of Pacific Oak Strategic Opportunity REIT II, Inc. with and into Pacific Oak SOR II, LLC , an indirect wholly owned subsidiary of Pacific Oak Strategic Opportunity REIT, Inc., pursuant to the Agreement and Plan of Merger, dated as of February 9, 2020, by and among Pacific Oak Opportunity REIT, Inc., Pacific Oak SOR II, LLC and Pacific Oak Strategic Opportunity II, Inc. which we refer to as the “Merger Proposal.”

Proposal 2:

2.

A proposal to approve the amendment of the charter of Pacific Oak Strategic Opportunity REIT II, Inc., to remove the provision related to “Roll-Up Transactions” in connection with the Merger, which we refer to as the “SOR II Charter Amendment Proposal.”

Proposal 3:

3.

A proposal to adjourn the Special Meeting to solicit additional proxies in favor of the Merger Proposal and/or the SOR II Charter Amendment Proposal if there are not sufficient votes to approve the Merger Proposal and/or SOR II Charter Amendment Proposal, if necessary and as determined by the chair of the Special Meeting.

Thank you. For the record, would you please state your full name and mailing address?

Again, my name is _____________, a proxy voting specialist on behalf of Pacific Oak Strategic Opportunity REIT II, Inc.

Today’s date is _____________ and the time is _____________ Eastern Time.

Mr. /Ms. _____________, I have recorded your vote with respect to the proposals as set forth in the proxy materials you received. We will be mailing you a written confirmation of your vote within 72 hours.

If you wish to make any changes you may contact us by calling 1-888-709-1302. Thank you very much for your time and your vote. We hope you have a great day/evening.

IF NO:

Are there any questions regarding the proposals that I can help answer so that you may participate in the vote today?

If a non-proxy related question, respond:

Mr./Ms. _____________. I apologize I do not have access to that information; please feel free to call your Financial Advisor or Pacific Oak Strategic Opportunity REIT II, Inc.

stockholder services team directly at 1-844-377-5783.

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OUTBOUND SCRIPT

GREETING:

Hello, is Mr./Ms. _____________ available?

IF YES STOCKHOLDER AVAILABLE:

Hi Mr./Ms. _____________, my name is _____________ and I am calling on a recorded line on behalf of Pacific Oak Strategic Opportunity REIT II, Inc. The fund sent you proxy materials requesting that you vote your eligible shares prior to the upcoming Special Stockholders meeting scheduled to be held on October 1, 2020.

The Board of Directors recommends a vote “FOR” all the proposals and we are calling to ask if you would like to vote along with the Board’s Recommendations.

IF YES TO VOTING WITH BOARD RECOMMENDATIONS:

Thank you. For the record, would you please state your full name and mailing address?

Again, my name is _____________, a proxy voting specialist on behalf of Pacific Oak Strategic Opportunity REIT II, Inc.

Today’s date is _____________ and the time is _____________ Eastern Time.

Mr./Ms. _____________, I have recorded your vote in accordance with the Board’s recommendations. We will be mailing you a written confirmation of your vote within 72 hours.

If you wish to make any changes you may contact us by calling 1-888-709-1302 Monday-Friday 9am-6pm Eastern Time. Thank you very much for your time and your vote. We hope you have a great day/evening.

IF NO TO VOTING WITH THE BOARD’S RECOMMENDATIONS:

How would you like to cast your vote on the proposals? You may vote for, against or abstain on the proposals.

Proposal 1:

1.

A proposal to approve the merger (the “Merger”) of Pacific Oak Strategic Opportunity REIT II, Inc. with and into Pacific Oak SOR II, LLC , an indirect wholly owned subsidiary of Pacific Oak Strategic Opportunity REIT, Inc., pursuant to the Agreement and Plan of Merger, dated as of February 9, 2020, by and among Pacific Oak Opportunity REIT, Inc., Pacific Oak SOR II, LLC and Pacific Oak Strategic Opportunity II, Inc. which we refer to as the “Merger Proposal.”

Proposal 2:

2.

A proposal to approve the amendment of the charter of Pacific Oak Strategic Opportunity REIT II, Inc., to remove the provision related to “Roll-Up Transactions” in connection with the Merger, which we refer to as the “SOR II Charter Amendment Proposal.”

Proposal 3:

3.

A proposal to adjourn the Special Meeting to solicit additional proxies in favor of the Merger Proposal and/or the SOR II Charter Amendment Proposal if there are not sufficient votes to approve the Merger Proposal and/or SOR II Charter Amendment Proposal, if necessary and as determined by the chair of the Special Meeting.

Thank you. For the record, would you please state your full name and mailing address?

Again, my name is _____________, a proxy voting specialist on behalf of Pacific Oak Strategic Opportunity REIT II, Inc.

Today’s date is _____________ and the time is _____________ Eastern Time.

Mr./Ms. _____________, I have recorded your vote with respect to the proposals as set forth in the proxy materials you received. We will be mailing you a written confirmation of your vote within 72 hours.

If you wish to make any changes you may contact us by calling 1-888-709-1302, Monday-Friday 9am-6pm Eastern Time. Thank you very much for your time and your vote. We hope you have a great day/evening.

IF Stockholder NOT AVAILABLE:

Is there a better time to reach Mr./Ms._____________? (IF YES) Make note & set up call back time.

If materials not received:

I can resend the materials to you. Do you have an email address this can be sent to?

(IF YES: Type email addresses in the notes and read it back phonetically to the stockholder)

(IF NO: Continue with standard script) Can you please verify your mailing address? (Verify entire address, including street name, number, town, state & zip, to confirm we have it correctly) If stockowner will not provide address or email address they will need to contact their Financial Advisor to get a new package mailed to them.

Thank you. You should receive these materials shortly. Included in the email will be the statement as well as the tollfree number to call us back and place your vote. The number is 1-888-709-1302 and we are available Monday-Friday 9am-6pm Eastern Time.

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INBOUND - CLOSED MESSAGE

“Thank you for calling the Mediant Proxy Line on behalf of Pacific Oak Strategic Opportunity REIT II, Inc. Our offices are now closed. Please call us back during our normal business hours which are, Monday through Friday, 9:00 AM to 6:00 PM. Eastern Time. Thank you.”

INBOUND - CALL IN QUEUE MESSAGE:

“Thank you for calling the Mediant Proxy Line on behalf of Pacific Oak Strategic Opportunity REIT II, Inc. Our proxy specialists are currently assisting other stockholders. Your call is important to us. Please continue to hold and your call will be answered in the order in which it was received.”

END OF CAMPAIGN MESSAGE:

“Thank you for calling the Mediant Proxy Line on behalf of Pacific Oak Strategic Opportunity REIT II, Inc. The Special Meeting of Stockholders has been held and as a result, this toll free number is no longer in service for proxy related stockholder calls.

If you have questions about your Pacific Oak Strategic Opportunity REIT II, Inc account, please contact your Financial Advisor or call Pacific Oak Strategic Opportunity REIT II, Inc directly at 1-844-377-5783. Thank you for investing with Pacific Oak Strategic Opportunity REIT II, Inc.

NO OFFER OR SOLICITATION: This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION: In connection with the proposed transaction, Pacific Oak Strategic Opportunity REIT, Inc. (“SOR”) filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which has been declared effective by the SEC. The registration statement contains a proxy statement of Pacific Oak Strategic Opportunity REIT II, Inc. (“SOR II”) and also constitutes a prospectus for SOR. The proxy statement/prospectus has been mailed to SOR II’s stockholders. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY SOR AND SOR II, AS APPLICABLE, IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SOR, SOR II AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials are available free of charge by accessing SOR’s website (http://www.pacificoakcmg.com/offering/reit-i) or SOR II’s website (http://www.pacificoakcmg.com/offering/reit-ii).

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